SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 13)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

874054109
(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose, LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                This Amendment No. 13 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 thereto (the “Schedule 14D-9”), relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation (“EA”), to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.   On March 28, 2008, the Offer was extended to 11:59 p.m., New York City time, on Friday, April 18, 2008.  On April 18, 2008, Purchaser adjusted the purchase price to $25.74 per Share and the Offer was extended to 11:59 p.m., New York City time, on Friday, May 16, 2008.   On May 19, 2008, the Offer was extended to 11:59 p.m., New York City time on Monday, June 16, 2008.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

                    Item 8(i) is hereby amended and supplemented by adding the following thereto:

                    On June 10, 2008, the U.S. District Court for the District of Columbia (the “D.C. Court”) ordered the Company to show why it is not in compliance with a subpoena and civil investigative demand (“CID”) issued by the Federal Trade Commission (“FTC”) pursuant to its authority under the Hart-Scott-Rodino Antitrust Improvements Act.  The subpoena and CID requested that the Company provide additional information in connection with the FTC’s review of EA’s Offer.  The D.C. Court has scheduled a hearing on June 24, 2008 to determine whether the Company is required to comply with the subpoena and CID.  If the Company cannot negotiate a settlement with the FTC regarding the subpoena and CID prior to the scheduled hearing, the Company intends to oppose the FTC’s petition.

                    Prior to the issuance of the FTC’s subpoena and CID, the Company has been cooperating fully with the FTC with regard to their review of EA’s Offer to acquire the Company. The Company has already provided enormous quantities of data and access to key executives, and has offered to provide the FTC staff with additional documents and information.  Nevertheless, the Company believes the FTC’s subpoena and CID are unnecessarily broad and would entail unacceptable additional expense to the Company.  To limit the inordinate expense and labor that the FTC’s demand would entail, the Company has sought to obtain reasonable limits on the scope of the information sought.  The Company will continue to cooperate actively and produce documents in response to the FTC’s previous requests, and will of course attempt to seek an acceptable resolution to this matter as quickly as possible.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General Counsel and Secretary

Dated:  June 11, 2008